UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

March 2, 2026

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. as of the date indicated in the relevant exhibit description.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “Transaction in own shares” dated February 2, 2026.

Exhibit 2	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Voting Rights and Capital” dated February 2, 2026.

Exhibit 3	Press Release entitled “Transaction in own shares” dated February 3, 2026.

Exhibit 4	Press Release entitled “Transaction in own shares” dated February 4, 2026.

Exhibit 5	Press Release entitled “Transaction in own shares” dated February 5, 2026.

Exhibit 6	Press Release entitled “Transaction in own shares” dated February 6, 2026.

Exhibit 7
Press Release entitled “British American Tobacco p.l.c. (“the Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated February 6, 2026.

Exhibit 8
Press Release entitled “British American Tobacco p.l.c. (“the Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated February 6, 2026.

Exhibit 9
Press Release entitled “British American Tobacco p.l.c. (“the Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated February 6, 2026.

Exhibit 10
Press Release entitled “British American Tobacco p.l.c. (“the Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated February 6, 2026.

Exhibit 11	Press Release entitled “Transaction in own shares” dated February 9, 2026.

Exhibit 12	Press Release entitled “British American Tobacco p.l.c. (“the Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated February 9, 2026.

Exhibit 13	Press Release entitled “British American Tobacco p.l.c. – TR-1: Notification of major holdings” dated February 9, 2026.

Exhibit 14	Press Release entitled “Transaction in own shares” dated February 10, 2026.

Exhibit 15	Press Release entitled “British American Tobacco p.l.c. (the “Company” or “BAT”) – Board Update – Chair Extension and Senior Independent Director Appointment” dated February 10, 2026.

Exhibit 16	Press Release entitled “Transaction in own shares” dated February 11, 2026.

Exhibit 17	Press Release entitled “British American Tobacco p.l.c. – Momentum Drives Further Confidence in 2026 Delivery” dated February 12, 2026.

Exhibit 18	Press Release entitled “Transaction in own shares” dated February 12, 2026.

Exhibit 19	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Share Buyback Programme” dated February 12, 2026.

Exhibit 20	Press Release entitled “Transaction in own shares” dated February 13, 2026.

Exhibit 21	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Annual Report for the Year Ended 31 December 2025” dated February 13, 2026.

Exhibit 22	Press Release entitled “Transaction in own shares” dated February 16, 2026.

Exhibit 23	Press Release entitled “British American Tobacco p.l.c. (“the Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated February 16, 2026.

Exhibit 24	Press Release entitled “Transaction in own shares” dated February 17, 2026.

Exhibit 25	Press Release entitled “British American Tobacco p.l.c. (“the Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated February 17, 2026.

Exhibit 26	Press Release entitled “British American Tobacco p.l.c. (“the Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated February 17, 2026.

Exhibit 27	Press Release entitled “Transaction in own shares” dated February 18, 2026.

Exhibit 28	Press Release entitled “British American Tobacco p.l.c. (the “Company” or “BAT”) – BAT to Present at CAGNY; Reaffirming 2026 Full-Year Guidance” dated February 18, 2026.

Exhibit 29	Press Release entitled “Transaction in own shares” dated February 19, 2026.

Exhibit 30	Press Release entitled “Transaction in own shares” dated February 20, 2026.

Exhibit 31	Press Release entitled “Transaction in own shares” dated February 23, 2026.

Exhibit 32	Press Release entitled “Transaction in own shares” dated February 25, 2026.

Exhibit 33	Press Release entitled “Transaction in own shares” dated February 26, 2026.

Exhibit 34	Press Release entitled “Transaction in own shares” dated February 27, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Nancy Jiang
	Name:	Nancy Jiang
	Title:	Senior Assistant Company Secretary

Date:  March 2, 2026